                                                                    OMB APPROVAL


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)


                               RED ROOF INNS, INC.
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                    757005103
                                 (CUSIP Number)

                                 PIERRE TODOROV
                                   ACCOR S.A.
                             TOUR MAINE MONTPARNASSE
                               33, AVENUE DU MAINE
                               PARIS 75015, FRANCE
                               (33-1) 45.38.86.00
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                AUGUST 13, 1999
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /

                                  SCHEDULE 13D

CUSIP NO. 757005103                                            PAGE 2 OF 5 PAGES

--------------------------------------------------------------------------------
          NAME OF REPORTING PERSONS
          RRI ACQUISITION CORP.
    1
          S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
          52-2181300
--------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (A) /X/
                                                                         (B) / /
--------------------------------------------------------------------------------
    3     SEC USE ONLY

--------------------------------------------------------------------------------
    4     SOURCE OF FUNDS
          AF
--------------------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(D) OR 2(E)                                                 / /

--------------------------------------------------------------------------------
          CITIZENSHIP OR PLACE OF ORGANIZATION
    6
          DELAWARE
--------------------------------------------------------------------------------
                                        SOLE VOTING POWER
                                  7
                                        0
              NUMBER OF      ---------------------------------------------------
               SHARES                   SHARED VOTING POWER
            BENEFICIALLY          8
              OWNED BY                  26,776,479 SHARES OF COMMON STOCK
                EACH         ---------------------------------------------------
              REPORTING                 SOLE DISPOSITIVE POWER
             PERSON WITH          9
                                        0
                             ---------------------------------------------------
                                 10     SHARED DISPOSITIVE POWER

                                        26,776,479 SHARES OF COMMON STOCK
--------------------------------------------------------------------------------
          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   11
          26,776,479 SHARES OF COMMON STOCK
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                             / /

--------------------------------------------------------------------------------
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   13
          Over 99%
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON
          CO

--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP NO. 757005103                                            PAGE 3 OF 5 PAGES

--------------------------------------------------------------------------------
          NAME OF REPORTING PERSONS
          ACCOR S.A.
    1
          S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

--------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (A) /X/
                                                                         (B) / /
--------------------------------------------------------------------------------
    3     SEC USE ONLY

--------------------------------------------------------------------------------
    4     SOURCE OF FUNDS
          BK
--------------------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(D) OR 2(E)                                                 / /

--------------------------------------------------------------------------------
          CITIZENSHIP OR PLACE OF ORGANIZATION
    6
          FRANCE
--------------------------------------------------------------------------------
                                        SOLE VOTING POWER
                                  7
                                        0
              NUMBER OF      ---------------------------------------------------
               SHARES                   SHARED VOTING POWER
            BENEFICIALLY          8
              OWNED BY                  26,776,479 SHARES OF COMMON STOCK
                EACH         ---------------------------------------------------
              REPORTING                 SOLE DISPOSITIVE POWER
             PERSON WITH          9
                                        0
                             ---------------------------------------------------
                                 10     SHARED DISPOSITIVE POWER

                                        26,776,479 SHARES OF COMMON STOCK
--------------------------------------------------------------------------------
          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   11
          26,776,479 SHARES OF COMMON STOCK
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                             / /

--------------------------------------------------------------------------------
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   13
          Over 99%
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON
          CO

--------------------------------------------------------------------------------



                                  Page 3 of 5
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                       Amendment No. 1 (Final Amendment)


     This Statement amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on August 10, 1999 (the "Statement") by Accor S.A., a French corporation ("Parent" or "Accor"), and RRI Acquisition Corp., a Delaware corporation and an indirect, wholly owned subsidiary of Parent, relating to the common stock, par value $0.01 per share (the "Shares"), of Red Roof Inns, Inc., a Delaware corporation (the "Company"). Capitalized terms used but not otherwise defined herein have the meaning ascribed to such terms in the Statement.


     The undersigned hereby amend Items 3 and 5 of their Statement as hereinafter set forth.


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION


     Item 3 is hereby amended to read in its entirety as follows:


     The information set forth in Section 9 -- "Financing of the Offer and the Merger" of the Offer to Purchase, as amended by Amendment No.1 to the Schedule 14D-1 dated August 10, 1999, is incorporated herein by reference.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER


     Item 5 is hereby amended and supplemented as follows:


     (a)-(c) The Offer expired at 12:00 midnight, New York City time, on Thursday, August 12, 1999. On Friday, August 13, 1999, Purchaser accepted for payment and paid for 26,776,479 Shares validly tendered in the Offer and not withdrawn. Therefore, each of Parent and Purchaser is deemed to be the beneficial owner of an aggregate of 26,776,479 Shares, which represented over 99% of the Shares represented by the Company to be outstanding as of July 10,1999, and has shared power to vote and dispose of all such Shares. In addition, each of RRI Holding and Accor USA is deemed to be the beneficial owner of the 26,776,479 Shares beneficially owned by Purchaser and to have shared voting and dispositive power with respect to such Shares.


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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: August 13, 1999


                                        RRI ACQUISITION CORP.


                                        By:    /s/ Armand E. Sebban
                                            ------------------------------------
                                            Name:  Armand E. Sebban
                                            Title: Executive Vice President for
                                                   Finance and Chief Financial
                                                   Officer



                                        ACCOR S.A.


                                        By:    /s/ Benjamin Cohen
                                            ------------------------------------
                                            Name:  Benjamin Cohen
                                            Title: Member of the Management
                                                   Board and Chief Financial
                                                   Officer





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